Undercurrent VR, Inc.
Statement of Comprehensive Income
(Unaudited)

Year	For the Peridod April 26, 2017 (Inception) to November 30, 2017
Revenue	$ -
Expenses:	
Sotck-based compensation	1,775
Reseach and development	450
Depreciation	76
Net loss	$ (2,301)